P.E. 1/31/02

FORM 6-K

02014403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

PROCESSED
FEB 19 2002
THOMSON
FINANCIAL

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

RECEIVED
FEB 12 2002
316
PROCESSING SECTION
WASH. D.C.

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Notification of Interest dated 16 January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 17th January 2002

COLT Telecom Group plc

By: ______________________

Mark A. Jenkins
Legal Services Director

Notification of interests of Directors and connected Persons

AVS NO: 261230

1. Name of Company

COLT Telecom Group plc

2. Name of Director

Lawrence Michael Ingeneri

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary / non-discretionary

N/A

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares / amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date Company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following

17. Date of grant

28 December 2001

18. Period during which or date on which exercisable

Between 1 March 2005 and 31 August 2005

19. Total amount paid (if any) for grant of the option

£211 per month for 36 Months

20. Description of shares or debentures involved: class, number

4703 Ordinary 2.5p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.615

22. Total number of shares or debentures over which options held following this notification

2,575,629

23. Any additional information

N/A

24. Name of contact and telephone number for queries

John Doherty: 0207 390 3681

25. Name and signature of authorised company official responsible for making this notification

Mark A. Jenkins
Company Secretary
Date of Notification: 16 January 2001

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Facsimile: 0207 588 6057, 0207 7334 8964/8965/8966
Enquiries: Company Monitoring and Enquiries; UK Listing Authority